MEDIROM Healthcare Technologies Inc. Announces

Preliminary, Unaudited Financial Results for Full Year 2024 Under Japanese GAAP

Sustained Revenue Growth / Operating Profitability

New York – February 18, 2025 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its preliminary, unaudited consolidated financial results for the year ended December 31, 2024, prepared under Japanese generally accepted accounting principles (“JGAAP”). These preliminary financial results and management’s estimates included in this press release are unreviewed, unaudited, and preliminary, are prepared in accordance with JGAAP (subject to the exclusion of offering-related expenses from operating expenses and operating income, as described in the following paragraph), have not been reviewed or audited under U.S. generally accepted accounting principles (“U.S. GAAP”), and are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of this press release, which remain subject to change. Actual results for the year ended December 31, 2024 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with U.S. GAAP, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, the audit under U.S. GAAP, and other developments that may arise during the audit process. Accordingly, you should not place undue reliance on this preliminary information. See “Important Notice Regarding these Preliminary Financial Results and Management’s Estimates” below.

The preliminary financial results present adjusted operating expenses and adjusted operating income, both of which exclude offering-related expenses incurred by the Company for its second public equity offering, which closed in December 2024, to improve comparability with the Company’s audited financial results for the year ended December 31, 2023. The inclusion of offering-related expenses in operating expenses under JGAAP is inconsistent with U.S. GAAP, and therefore the Company is providing adjusted operating expenses and adjusted operating income to improve comparability with the Company’s audited financial results for the year ended December 31, 2023, prepared in accordance with U.S. GAAP. These offering expenses are not expected to impact the Company’s operating expenses or operating income included in the Company’s financial results to be prepared in accordance with U.S. GAAP for the year ended December 31, 2024.

The Company is currently working with its independent registered public accounting firm to complete the audit of its financial results for the year ended December 31, 2024 in accordance with U.S. GAAP and to prepare its Annual Report on Form 20-F containing the audited financial statements for full year 2024. The Company intends to file such Annual Report by the filing deadline prescribed by the Securities and Exchange Commission (the “SEC”).

Preliminary Financial Results Overview for the Year Ended December 31, 2024 Under JGAAP

●	The unaudited, preliminary total revenue for the year ended December 31, 2024 is expected to be approximately JPY8.2 billion ($52.6 million(1)), representing a projected increase of approximately JPY1.4 billion ($9.2 million(1)) from the total revenue reported in accordance with U.S. GAAP for the year ended December 31, 2023. Such increase was primarily due to increase in sales of salons to investors, increased store outsourcing revenue from such sold salons, and increased revenue from the rehabilitation business which the Company acquired in October 2024.
●	The unaudited, preliminary, adjusted operating expenses(2) are expected to be approximately JPY8.12 billion ($51.6 million(1)) for the year ended December 31, 2024, representing a projected increase of approximately JPY0.9 billion ($5.7 million(1)) from the operating expenses reported in accordance with U.S. GAAP for the year ended December 31, 2023. Such increase was primarily due to increased cost of sales of salons, increased cost of operation of salons outsourced to the Company by salon owners, and increased professional fees.
●	The unaudited, preliminary, adjusted operating income(2) is expected to be to approximately JPY160 million ($1.0 million(1)) for the year ended December 31, 2024, representing a projected increase of approximately JPY552 million ($3.5 million(1)) from the operating loss reported in accordance with U.S. GAAP for the year ended December 31, 2023. Such increase was primarily due to the increase in total revenue outpacing the increase in operating expenses in 2023.

Notes:

(1) Convenience translations included in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of JPY157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System in its weekly release on January 6, 2025.

(2) As described above, adjusted operating expenses and adjusted operating income exclude approximately JPY140 million of offering-related expenses incurred by the Company for its second public equity offering, which closed in December 2024. The inclusion of offering-related expenses in operating expenses and operating income under JGAAP is inconsistent with U.S. GAAP, and therefore the Company is providing adjusted operating expenses and adjusted operating income to improve comparability with the Company’s audited financial results for the year ended December 31, 2023, prepared in accordance with U.S. GAAP. These offering expenses are not expected to impact the Company’s operating expenses or operating income in the Company’s financial results to be prepared in accordance with U.S. GAAP for the year ended December 31, 2024.

(Millions of yen)	(UNAUDITED, Preliminary Results)(1)
Consolidated Statements of Income:	Year Ended December 31, 2024
Revenue	8,280
Adjusted operating expenses(2)	8,120
Adjusted operating income(2)	160

Notes:

(1) As described above, these preliminary results are unreviewed, unaudited, and prepared in accordance with JGAAP (subject to the exclusion of offering-related expenses from operating expenses, as described in the following footnote). Actual results for the year ended December 31, 2024 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with U.S. GAAP, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, the audit under U.S. GAAP, and other developments that may arise during the audit process. Accordingly, you should not place undue reliance on these preliminary results. See “Important Notice Regarding These Preliminary Financial Results and Management’s Estimates” below.

(2) As described above, adjusted operating expenses and adjusted operating income exclude approximately JPY140 million of offering-related expenses incurred by the Company for its second public equity offering, which closed in December 2024. The inclusion of offering-related expenses in operating expenses and operating income under JGAAP is inconsistent with U.S. GAAP, and therefore the Company is providing adjusted operating expenses and adjusted operating income to improve comparability with the Company’s audited financial results for the year ended December 31, 2023, prepared in accordance with U.S. GAAP. These offering expenses are not expected to impact the Company’s operating expenses or operating income in the Company’s financial results to be prepared in accordance with U.S. GAAP for the year ended December 31, 2024.

Key Performance Indicators, or KPIs, for the Year Ended December 31, 2024

The Company reported major key performance indicators, or KPIs, for the year ended December 31, 2024. Data is provided for all salons for which comparable financial and customer data is available and excludes certain salons where such information is not available.

●	The total number of salons was 308 in December 2024.
●	Total customers served was 945,395 for the year ended December 31, 2024.
●	Average sales per customer was JPY7,111 (US$45.2)(1) for the year ended December 31, 2024.

●	Average repeat ratio, a measure of repeat customers, was 76.3% for the year ended December 31, 2024.
●	Average operation ratio was 45.7% for the year ended December 31, 2024.
●	The total number of salons with data was 283 in December 2024.

Note:

(1) Convenience translations included in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of JPY157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System in its weekly release on January 6, 2025.

Management Discussion

Kouji Eguchi, CEO of the Company, said, “We are pleased with the revenue growth and improved adjusted operating income during the year ended December 31, 2024, based on the unaudited, preliminary financial results prepared under JGAAP. Our directly-operated salons and our franchised salons contributed in very complementary ways to the strong operational results of the year thanks to a more distinct recovery from the COVID-19 pandemic, as well as the growth in sales of directly-owned salons to investors, which continues to be one of our key revenue streams. In addition, revenue from the rehabilitation business which the Company acquired in October 2024 contributed to our revenue growth, though its contribution is not so large. The entire MEDIROM team coalesced around our goals and we were able to finish the year on a strong note. We intend to work diligently with our independent auditor to complete the audit of our 2024 financial results under U.S. GAAP. We hope to continue our growth momentum in 2025.”

Important Notice Regarding These Preliminary Financial Results and Management’s Estimates

The preliminary financial results and management’s estimates included in this press release are unreviewed, unaudited, and preliminary, are prepared in accordance with JGAAP (subject to the one adjustment to exclude offering-related expenses, as described above in more detail), have not been reviewed or audited under U.S. GAAP, and do not present all information necessary for an understanding of the Company’s results of operations for the year ended December 31, 2024. These preliminary financial results for the year ended December 31, 2024 and management’s estimates presented in this press release are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of this press release, which remain subject to change. Actual results for the year ended December 31, 2024 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with U.S. GAAP, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, the audit under U.S. GAAP, and other developments that may arise during the audit process.

The Company expects the actual results may differ from the preliminary results contained in this press release in revenue recognition of franchise membership fees (accounted for on an as-billed basis in these preliminary results as compared to an as-earned basis during the estimated franchising periods after conversion to U.S. GAAP), when converted from JGAAP into U.S. GAAP, the impact of which, based upon management’s current assumption and estimates, is believed to be insignificant, and elimination of amortization of goodwill recognized under JGAAP, which management expects to be offset with recognition of amortization of store operating rights under U.S. GAAP. Other potential changes from the these preliminary financial results could result from the conversion into U.S. GAAP of the following line items, among others: (1) recognition of impairment losses on the Company’s long-lived salon assets; (2) recognition of impairment losses on the Company’s goodwill and other intangible assets; (3) increase/decrease in allowance or provisional expenses; (4) increase/decrease in cost of goods sold or inventories, particularly those related to MOTHER BraceletⓇ, which are currently calculated based on standard costs and subject to adjustments into actual costs primarily due to changes in foreign currency exchange rates, and (5) recognition of deferred tax expense or benefit.

The preliminary financial results for the year ended December 31, 2024 included in this press release have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results presented in this press release either under JGAAP or U.S. GAAP. Accordingly, the Company’s independent auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the year ended December 31, 2024 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the SEC, and such financial information for 2024 contained in the Annual Report, including the Company’s audited financial statements prepared in accordance with U.S. GAAP, may differ from that disclosed in this preliminary annual results press release. As such, these estimates should not be viewed as a substitute for the Company’s audited annual financial statements prepared in accordance with U.S. GAAP and are not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this preliminary information.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●	the Company’s ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
●	changes in Japanese and global economic conditions and financial markets, including their effects on the Company’s expansion in Japan and certain overseas markets;
●	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects the Company’s expenses and liabilities payable in foreign currencies;
●	the Company’s ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company’s relaxation salon base is geographically concentrated;
●	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	the financial performance of the Company’s franchisees and the Company’s limited control with respect to their operations;
●	the Company’s ability to raise additional capital on acceptable terms or at all;

●	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
●	changes in consumer preferences and the Company’s competitive environment;
●	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the SEC, including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 308 (as of December 31, 2024) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp